Exhibit 2.5

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2002 and 2001

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.com

Website:  www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

MINCO MINING & METALS CORPORATION

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002 and 2001.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada March 13, 2003
Chartered Accountants

EF

A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2002 and 2001
(Expressed in Canadian Dollars)
		2002	2001

ASSETS

Current
Cash and cash equivalents		$40,681	$214,827
Marketable securities		61,918	430,759
Sundry receivable		62,724	73,856
Prepaid expenses and deposits		38,606	171,289

		203,929	890,731

Mineral interests (Note 4)		100	100

Capital assets (Note 5)		82,672	98,095

		$286,701	$988,926

LIABILITIES

Current
Accounts payable and accrued liabilities		$431,444	$401,608

SHAREHOLDERS' EQUITY (DEFICENCY)

Share capital (Note 6)		10,836,933	10,286,933

Contributed surplus		6,148	-

Deficit		(10,987,824)	(9,699,615)

		(144,743)	587,318

		$286,701	$988,926

Commitments (Note 10)

Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2002 and 2001
(Expressed in Canadian Dollars)
	2002	2001

Interest and sundry income	$25,724	$77,023

Exploration costs	494,813	168,835

Administrative expenses
Accounting and audit	24,800	62,070
Advertising	3,025	9,587
Amortization of capital assets	20,922	25,877
Consulting fees	158,847	73,510
Legal	19,090	92,503
Listing, filing and transfer agents	25,857	16,082
Management fees	75,773	34,143
Office and miscellaneous	54,331	41,556
Project investigation	25,034	-
Promotion and government relations	68,061	91,161
Rent	115,107	79,055
Salaries and benefits	178,348	56,038
Stock based compensation	6,148	-
Telephone	15,011	7,354
Travel and transportation	28,766	35,038
Foreign exchange loss	-	(374)

	819,120	623,600

Loss for the year	(1,288,209)	(715,412)

Deficit, beginning of year
As previously stated	(9,699,615)	(6,702,833)
Adjusted for change in accounting for
exploration costs (Note 2b)	-	(2,281,370)

Deficit, beginning of year, as restated	(9,699,615)	(8,984,203)

Deficit, end of year	$(10,987,824)	$(9,699,615)

Loss per share - basic and diluted	$(0.07)	$(0.04)

Weighted average number of common shares
outstanding - basic and diluted	17,682,041	16,380,123

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statement of Cash Flows
Years Ended December 31, 2002 and 2001
(Expressed in Canadian Dollars)
	2002	2001

Cash flows from (used in) operating activities
Loss for the year	$(1,288,209)	$(715,412)
Adjustment for items not involving cash:
- amortization	31,560	41,075
- loss (gain) on sale of marketable securities	700	(35,168)
- stock based compensation	6,148	-
Change in non-cash working capital items:
- sundry receivable	11,132	4,220
- prepaid expenses and deposits	132,683	(114,688)
- accounts payable and accrued liabilities	29,836	72,735

	(1,076,150)	(747,238)

Cash flows from financing activities
Shares issued for cash	550,000	-

Cash flows from (used in) investing activities
Acquisition of capital assets	(16,137)	(4,506)
Proceeds from sales of marketable securities	1,762,378	4,850,254
Purchase of marketable securities	(1,394,237)	(4,103,016)

	352,004	742,732

Decrease in cash and cash equivalents	(174,146)	(4,506)

Cash and cash equivalents, beginning of year	214,827	219,333

Cash and cash equivalents, end of year	$40,681	$214,827

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in Canadian Dollars)

1.

Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2.

Change in Accounting Policies

(a)

Effective January 1, 2002, the Company adopted prospectively a new standard for the accounting for Stock-based compensation and other stock-based payments (“CICA 3870”), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by the CICA Handbook, Section 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant.  The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The adoption of the new accounting policy has no cumulative effect on the prior year’s financial statements.

2.

Change in Accounting Policies   (continued)

(b)

Effective January 1, 2001, the Company has changed its accounting policy to write off exploration costs until such time as reserves are proven.  The result is a writedown of the Company’s previously capitalized mineral interests to a nominal value.

The change in accounting policy has been accounted for retroactively.  The effect of the change in policy is to reduce the mineral interest value at December 31, 2001 by $2,450,305, increase the opening deficit at January 1, 2001 by $2,281,370 and to increase the loss for the year ended December 31, 2001 by $168,835.

(c)

Effective January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants.  The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount.  Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.  Therefore, basic and diluted earnings (loss) per share would be the same.

3.

Significant Accounting Policies

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation (“Temco”). All material inter-company balances have been eliminated.

3.

Significant Accounting Policies   (continued)

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(c)

Capital Assets

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis

Amortization is provided at half the annual rate in the year of acquisition.

(d)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at December 31, 2002 and 2001, cash equivalents consist of bank redeemable term investment certificates.

(e)

Marketable Securities

Marketable securities are stated at the lower of cost and market value.  As at December 31, 2002, marketable securities consist of bonds issued by the Government of Canada.  The market value is $61,918 (2001 - $430,759).

(f)

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

3.

Significant Accounting Policies   (continued)

(g)

Foreign Currency Transactions

The Company maintains its accounting records in its functional currency (i.e., Canadian dollars).  It translates foreign currency transactions into its functional currency in the following manner:

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(h)

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

(i)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

4.

Mineral Interests

(a)

The White Silver Mountain properties are located in Gansu Province, China.  A joint venture company, Gansu Keyin Mining Co. Ltd. (“Keyin”), was formed to hold the above mineral interests.  In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties.

(b)

The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

4.

Mineral Interests  (continued)

The costs incurred on the Company’s mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31 2001	2002 Exploration costs, net of expense recovery	Costs incurred to December 31 2002
Currently active properties:
- White-Silver Mountain	$1,305,975	$ 43,379	$1,349,354
- Inner Mongolia – Gobi Gold	707,311	451,434	1,158,745
	2,013,286	494,813	2,508,099
Inactive properties:
- Heavenly Mountains	436,519	-	436,519
- Emperor’s Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	437,019	-	437,019

	$2,450,305	494,813	2,945,118
Expensed exploration costs	(2,450,205)	(494,813)	(2,945,018)
	$ 100	-	$ 100

5.

Capital Assets

	2002
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 71,635	$ 56,853	$ 14,782
Office equipment and furniture	87,035	67,754	19,281
Motor vehicles	59,309	50,836	8,473
Mining equipment	191,873	156,935	34,938
Leasehold improvements	5,776	578	5,198

	2001
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 65,191	$ 51,900	$ 13,291
Office equipment and furniture	83,118	60,330	22,788
Motor vehicles	59,309	47,205	12,104
Mining equipment	191,873	141,961	49,912
	399,491	396	$98,095

6.

Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

	Shares	Amount
Balance December 31, 2001 and 2000	16,380,123	$10,286,933
Issued pursuant to a private placement at $0.25 per share	2,200,000	550,000
Balance, December 31, 2002	18,580,123	$10,836,933

(c)

As at December 31, 2002, 2,991,322 (2001 – 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

7.

Stock Options

During the year, the Company’s Board of Directors approved and granted 430,000 stock options to employees of the Company.  Each entitles its holder to acquire one share of the Company’s common share per each option granted.  These options are vested over the period from February 6, 2002 to July 21, 2005 and expire on July 21, 2005.

Stock options outstanding as at December 31, 2002:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,637,000	$ 0.37
Granted	430,000	$ 0.52
Expired	(15,000)	$ 0.55
Options outstanding at December 31, 2002	3,052,000	$ 0.39

The weighted average fair value of the option granted during the year ended December 31, 2002 was $0.31

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $0.50	1,646,400	3.62	$0.22	1,199,732	$0.16
$0.51 - $1.00	1,405,600	3.49	$0.58	1,185,601	$0.50
	3,052,000	3.56	$0.39	2,385,336	$0.33

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro-forma effect of all awards granted.  For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 84% to 111%, and expected lives of approximately 5 years.  Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company’s net loss:

7.

Stock Options   (continued)

December 31, 2002
Net (loss) for the year:
- as reported	$ (1,288,209)
- pro-forma	(1,362,126)
Basic and diluted (loss) per share:
- as reported	$(0.07)
- pro-forma	$(0.08)

8.

Income Taxes

(a)

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2002	2001

Statutory income tax rate	(40%)	(45%)
Tax losses not benefited	40%	45%
Effective tax rate	-	-

(b)

As at December 31, 2002, the Company has non-capital losses of approximately $7,746,000, unused cumulative Canadian and foreign exploration and development expenses of $3,020,000, and undepreciated capital costs of approximately $440,000 carried forward for tax purposes and available to reduce taxable income of future years.  The non-capital losses expire commencing in 2003 to 2009.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is unlikely.

9.

Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2002	2001

Management fees	$ 75,773	$ 77,757
Exploration costs	71,973	72,648
		$150,405

(b)

Accounts payable of $37,468 (2001 - $80,058) is due to a director or a corporation controlled by a director of the Company.

10.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $865,072, as follows:

2003	$ 182,914
2004	201,345
2005	203,409
2006	207,537
2007	69,867

The Company has entered into a sub-lease agreement for a portion of its leased premises and anticipates recovering approximately $95,000 per annum.

(b)

The Teck-Cominco Agreements

The Company has entered into agreements with Teck Corporation (“Teck”) and Cominco Ltd. (“Cominco”), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”).

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received “earn-in rights” as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

10.

Commitments (continued)

Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a property deemed to be a development property.  After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

11.      Financial Instruments

The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments.  The fair value of marketable securities is equivalent to the market value.  The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB.  The Company is not exposed to significant interest risk.  The Company places its marketable securities with government debt securities and is subject to minimal credit risk.  The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

12.

Comparative Figures

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

13.

Subsequent Events

(c)

Subsequent to the year-end, 30,000 stock options were exercised by an officer at $0.20 per share.

(d)

Subsequent to the year-end, the Company granted 50,000 stock options to an employee at $0.50 per share expiring on March 3, 2005.

(e)

Subsequent to the year-end, the Company closed a convertible debenture financing of $580,600.  The debenture will pay interest at a rate of 10% per year and will mature in five years.  The debenture will be convertible at any time at the option of the debenture holders into common shares of the Company at a conversion rate of $0.40 per share and the converted common shares will be subject to a one-year hold period from the date of closing.  The

Company holds the option to pay interest on the debenture in the form of cash or common shares.